Exhibit 10.2

York Space Systems

1449 7th St, Suite 425

Denver, CO 80204

March 21, 2021

(As modified March 26, 2021)

Mr. Kevin Messerle

Dear Kevin,

On behalf of York Space Systems, LLC (the “Company” or “York”), I am very pleased to extend to you this offer of employment (“Offer Letter”). We are excited to have you join our team and trust that your time with York will be rewarding both personally and professionally.

Here are the details of your employment offer with York:

1. Start Date & Title: You will work on a full-time basis effective April 19, 2021 (the “Start Date”). Your title will be Chief Financial Officer reporting to the Chief Executive Officer and you will work out of our Denver, Colorado offices. Until August 1, 2021, York expects that you will work remotely, visiting the office in Denver as needed. We expect you to devote all of your professional and working time and energies to the business of the Company, to perform all duties and responsibilities that are associated with this position or otherwise may be assigned to you, and not to undertake any other employment or consultancy without the prior written consent of the Chief Executive Officer. You agree to abide by all policies instituted by Company, as they may be amended from time to time. Your relationship with the Company is “at-will,” meaning that your relationship may be terminated for any reason, or for no reason, by York or by you at any time.

2. Base Compensation: In consideration for your services to the Company, you shall receive an annual payment of $275,000, to be paid in equal periodic installments in accordance with the Company’s normal payroll procedures. You will be responsible for payment of all applicable taxes as required by applicable law.

3. Bonus. You will be eligible to receive cash bonuses (the “Annual Bonus”) of up to 75% of Base Compensation, per year, pursuant to the Company’s bonus plan. The Bonus shall be based on your individual performance, as well as achievement of Company goals and objective milestones. The setting of the objective milestones and the anticipated quarterly achievement thereof, as well as the amount of the applicable Bonus, if any, shall be mutually determined by yourself and the Company. Following the mutually agreed achievement of a Bonus milestone, which are anticipated to occur quarterly, the applicable Bonus shall be paid to you approximately thirty (30) following such an achievement determination. In no event shall a Bonus be paid later than March 15th of the calendar year immediately following the calendar year in which it was earned. Other than for an Accrued Bonus provided in Section 10, you must be active in your role as Chief Financial Officer at the time that any Annual Bonus milestone is paid in order to be eligible to receive a Bonus milestone payment.

4. Relocation Bonus. You will receive a lump-sum bonus of $15,000, less all applicable taxes for relocation related expenses (“Relocation Bonus”). The Relocation Bonus will be paid on the next pay date following the Start Date and is subject to the terms and conditions set forth in York’s Employee Relocation Policy. As a condition of receiving the Retention Bonus, you will be required to sign the Relocation Policy Agreement, which, along with the Employee Relocation Policy, is attached hereto at Attachment A.

5. Equity. Pursuant to the terms of York Space Systems, LLC 2016 Equity Incentive Plan (the “Plan”) as amended and restated and as may be amended hereafter and as attached hereto as Attachment B, as applicable, and subject to the approval of the Board, you will receive a 0.5% Economic Interest Award (the “Award”). As set forth in the Plan, the Award Agreement, the Limited Liability Company Operating Agreement for York Space Systems, LLC, as amended and restated, and/or such other applicable agreement, one-third or 33 1⁄3 of the Award shall vest on the first anniversary of your Start Date, and the remaining two-thirds or approximately 66.7% will vest as follows: one-third or 33 1⁄3% will vest each year on the anniversary of the Start Date for the following 2 years, provided that you remain in your role as Chief Financial Officer with Company on the vesting date (except as otherwise provided in such agreement or the Plan). This vesting schedule is subject to acceleration in the event of a “Change in Control” as set forth in the Plan. In addition to the 0.5% Economic Interest Award described above, you will also be eligible to receive a fully vested 0.5% Economic Interest Award upon the earlier to occur of (i) the Company balance sheet containing the addition of at least $150,000,000 of cash or cash equivalents not associated with the Company’s normal operations under executed services and/or hardware contracts current or future or (ii) a “Change in Control” event described in Section 10 below. The Awards described herein shall be evidenced in writing by, and subject to the terms and conditions of, the Plan and Company’s standard form of equity award agreement. You acknowledge and agree that termination of or failure to maintain employment for any reason shall result in forfeiture of any unvested portion of the Award that does not vest due to termination or separation from employment for any reason and prior to any anniversary of the Start Date.

6. Benefits. You will be eligible for all benefits which the Company makes generally available from time to time in accordance with the terms and conditions of the benefit plans and Company policies, which may be changed from time to time in the Company’s sole discretion. Where a particular benefit is subject to a formal plan (for example, medical insurance or life insurance), eligibility for any particular benefit is governed solely by the applicable plan document. Please see the Attachment C for an Employee Benefits Summary.

7. Reimbursement of Expenses. The Company shall reimburse you for all ordinary and reasonable out-of-pocket business expenses incurred in furtherance of the Company’s business in accordance with the Company’s policies with respect thereto as in effect from time to time. All reimbursements provided under this Offer Letter shall be made or provided in accordance with the requirements of Section 409A.

8. Forfeiture/Clawback. All compensation shall be subject to any forfeiture or clawback policy established by the Company generally for senior executives from time to time, including but not limited to, in the Equity Plan or as available under applicable law, as provided in Section 15 below.

9. Term; Termination. Subject to the terms hereof, your employment hereunder shall commence on Start Date and shall continue until terminated hereunder by either party (such term of employment shall be referred to herein as the “Term”). Notwithstanding anything else contained in this Agreement, your employment hereunder shall terminate upon the earliest to occur of the following:

(a) Death. Immediately upon your death;

(b) Termination by the Company due to Disability. Notwithstanding anything else contained in herein, Company may terminate your employment due to your Disability (defined below) by written notice that your employment is being terminated as a result of thereof, which termination shall be effective on the date of such notice or such later date as specified in writing by Company. As used herein, “Disability” shall mean your incapacity or inability to perform your duties and responsibilities as contemplated herein for one hundred twenty (120) days or more within any one (1) year period (cumulative or consecutive), because your physical or mental health has become so impaired as to make it impossible or impractical for you to perform your duties and responsibilities hereunder. Determination of your physical or mental health shall be determined by the Company, in consultation with the Board and a medical expert appointed by mutual agreement between you and the Company. You hereby consent to such examination by a mutually agreed upon medical expert and consultation regarding your health and ability to perform.

(c) Termination by the Company for Cause. Company may terminate your employment for Cause by written notice by Company to you that your employment is being terminated for Cause, which termination shall be effective on the date of such notice or such later date as specified in writing by Company, provided that if you have cured the circumstances giving rise to Cause (as such cure right may be applicable pursuant to the terms and conditions set forth below) within a period of thirty (30) days then such termination shall not be effective. For the purposes of this Agreement, “Cause” shall mean: (i) the failure to perform such duties as are reasonably requested by the Company or the Board, after being provided with written notice and a reasonable opportunity to cure; (ii) material breach of this Offer Letter or of any agreement with the Company or any affiliate, including but not limited to the material breach of any non-competition, non-solicitation, non-disclosure, and intellectual property assignment agreement, or a material violation of the Company’s or any affiliate’s code of conduct or other written policy, after written notice by the Company or the Board and a reasonable opportunity to cure; (iii) conviction of, or plea of guilty or no contest to, a felony or a crime involving moral turpitude or the commission of any other act involving willful malfeasance or material fiduciary breach with respect to the Company or an y affiliate; (iv) use of illegal drugs or abuse of alcohol that materially impairs your ability to perform your duties to the Company or any affiliate; (v) gross negligence or willful misconduct wit h respect to the Company or any affiliate; or (vi) as “cause” is defined under applicable law, as provided in Section 15 below.

(d) Termination by the Company without Cause. Company may terminate your employment without Cause, by written notice by the Company to you, which termination shall be effective on the date of such notice or such later date as specified in writing by the Company.

(e) Termination by You. Notwithstanding anything else contained herein, you may terminate your employment by written notice to the Company that you are terminating your employment, which termination shall be effective ninety (90) days after the date of such notice.

(f) Return of Company Property. Upon the termination of your employment hereunder for any reason or for no reason, or if the Company otherwise requests, you shall: (a) return to the Company all tangible business information and copies thereof (regardless how such confidential information or copies are maintained), and (b) deliver to the Company any property of the Company which may be in your possession, including, but not limited to, devices, smart phones, laptops, cell phones (the foregoing, “electronic devices”), products, materials, memoranda, notes, records, reports or other documents or photocopies of the same. You understand and agree that the Company property belongs exclusively to the Company, it should be used for Company business, and you have no reasonable expectation of privacy on any Company property or with respect to any information stored thereon.

10. Termination Payments. Regardless of the reason for any employment termination hereunder, the Company shall pay you: (i) the portion of your Base Compensation that has accrued but has not been paid prior to any termination of your employment; and (ii) the amount of any expenses properly incurred by you on behalf of Company prior to any such termination and have not yet been reimbursed (together, the “Accrued Obligations”) within the applicable time timeframe required by law. Your entitlement to other compensation or benefits under any Company plan or policy shall be governed by and determined in accordance with the terms of such plan or policy, except as otherwise specified herein. In the event of the Company’s termination of your employment for Cause, you shall be eligible for the Accrued Obligations and shall not be eligible for any severance or severance-type payments, if any.

(a) Termination by You. If you terminate your employment with the Company, then the Company shall pay the Accrued Obligations and any accrued (meaning that the Board or Company has determined that it is payable) and unpaid Bonus for the prior fiscal year (the “Accrued Bonus”) to you within the time provided by law and the Company shall have no further obligations to you hereunder.

(b) Termination as a Result of Your Disability or Death. If your employment hereunder terminates as a result of your Disability or death, the Company shall pay you within the time provided by law: (i) the Accrued Obligations and (ii) any Accrued Bonus and, shall have no further obligations with respect to any benefit or compensation to you hereunder.

(c) Termination by the Company Without Cause; Termination by the Company Without Cause Following a Change in Control. In the event that your employment is terminated by action of the Company without Cause or without Cause following a Change in Control, then you shall be eligible to receive the following, subject to the conditions below: (1) Accrued Obligations; (2) any Accrued Bonus; (3) continuation of payments in an amount equal to your then-current Base Compensation for a twelve (12) month period consistent with the terms of Section 1 above (the “Severance Payments”); and (4) Upon completion of appropriate forms and subject to applicable terms and conditions under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), the Company shall pay the COBRA premium payments (the “COBRA Payment”), until the earlier to occur of either six (6) months following your termination date or the date upon which you become eligible for medical benefits with another employer. You shall bear full responsibility for applying for COBRA continuation coverage and the Company shall have no obligation to provide such coverage if you fail to elect COBRA benefits in a timely fashion. In the event that your employment is terminated without Cause within a period of ninety (90) days preceding the Change of Control if the termination is related to the Change of Control, you shall be eligible to receive the following, subject to the conditions below: (1) the Accrued Obligations; (2) any Accrued Bonus; (3) the Severance Payments paid in a lump sum; (4) the COBRA Payment,; and (5) the 1% equity grant provided for in Section 5 shall become fully vested as of the date of your termination and this provision shall supersede any acceleration provision contained in any other agreement. “Change in Control” means: (a) The acquisition (whether by purchase, merger, consolidation, combination or other similar transaction) by any Person of beneficial ownership (within the meaning of Rule 13d - 3 promulgated under the Exchange Act) of more than 50% (on a fully diluted basis) of the combined voting power of the then outstanding membership interests of the Company; provided, however, that for purposes of the Plan, the following acquisitions shall not constitute a Change in Control: (A) any acquisition by the Company or any affiliate, provided that the members of the Company existing prior to any such Change of Control continue to control the Company by (i) the power, direct or indirect, to cause the d irection or management of the Company or (ii) ownership of fifty percent (50%) or more of the Company’s membership interests, (B) any acquisition by any employee benefit plan sponsored or maintained by the Company or any subsidiary, (C) in respect of an award held by a particular participant, any acquisition by the p articipant or any group of persons including the Participant (or any entity controlled by the Participant or any group of persons including the participant); or (D) the acquisition of securities pursuant to an offer made to the general public through a registration statement filed with the Securities and Exchange Commission; or (b) the sale, transfer or other disposition of all or substantially all of the assets of the Compa ny to any Person other than an affiliate. Payment of the severance payments and benefits set forth in this subsection are expressly conditioned on your execution without revocation of the Release and return of Company property under Sections 9(f) and 10(d). The Company will commence payment of the applicable severance and benefits on the first payroll date following the date on which the Release required in Section 10(d) becomes effective and non-revocable, provided, that if the applicable period during which the Release is required to become enforceable and irrevocable crosses a tax year, then the payments will be delayed until such subsequent calendar year; provided further that if such payments are delayed until such subsequent year, the first such payment shall be a lump sum in an amount equal to the payments that would have come due since your separation from service. Any Severance Payments set forth above are intended either (i) to satisfy the safe harbor set forth in the Treas. Regs. 1.409A-1(b)(9)(iii) or (ii) be treated as a short-term deferral as that term is defined in Treas. Regs. 1.409A-1(b)(4). To the extent that any Severance Payments exceed the applicable safe harbor or do not constitute a short-term deferral, the excess amount shall be treated as deferred compensation under Code section 409A and as such shall be payable via standard payroll in periodic installments in accordance with the Company’s usual practice for its senior executives. Solely for purposes of Code section 409A, each installment payment is considered a separate payment.

(d) Execution of Severance Agreement and Release of Claims. The Company shall not be obligated to pay you any of the severance payments or benefits described in this Section 10 unless and until you have executed (without revocation) a severance agreement and release of claims as described below (the “Release”). The Release shall contain reasonable and customary provisions including a general release of claims against the Company and its affiliated entities and each of their officers, directors and employees, provisions concerning non-disparagement, confidentiality, cooperation and the like, as well as provisions acknowledging your ongoing obligations to the Company pursuant to the same or similar agreements referenced in Section 11 and 12 concerning the non-disclosure of confidential information, invention assignment, non-solicitation and non-competition (the period for such will not exceed twelve (12) months). The Release must be provided to you not later than fifteen (15) days following the effective date of termination of your employment by the Company and executed by you and returned to the Company within the applicable time period after such effective date. If you fail or refuse to return the Release within such applicable time period, your severance payments and benefits to be paid hereunder shall be forfeited.

(e) No Other Payments or Benefits Owing. Except as expressly set forth herein, the payments and benefits set forth in this Section 10: (a) shall be the sole amounts owing to you upon termination of your employment for the reasons set forth above, and you shall not be eligible for any other payments or other forms of compensation or benefits; (b) shall be the sole remedy, if any, available to you in the event that you bring any claim against the Company relating to the termination of your employment hereunder; and (c) shall not be subject to set-off by the Company or any obligation on your part to mitigate or to offset compensation you earned in other pursuits following termination of employment, other than as specified herein with respect medical benefits provided by another employer.

11. Non-Competition and Non-Solicitation Agreement: As a condition of employment, you will be required to execute the Company’s form of Non-Competition and Non-Solicitation Agreement, in the form attached hereto as Attachment D.

12. Intellectual Property and Non-Disclosure Agreement: As a condition of employment, you will be required to execute the Company’s enclosed standard Intellectual Property and Non-Disclosure Agreement, in the form attached hereto as Attachment E.

13. No Conflicts: You represent that you are not bound by any employment contract, restrictive covenant or other restriction preventing you from entering into employment with or carrying out your responsibilities for the Company, or which is in any way inconsistent with the terms of this Offer Letter. You further represent that all facts you have presented to the Company are accurate and true, including those relating to your education, training, qualifications, licensing and prior work experience.

14. Eligibility: This offer is conditioned on your eligibility to work in the United States. For purposes of completing the INS I-9 form, you must provide us sufficient documentation to demonstrate your eligibility to work in the United States on or before your start date.

15. Entire Agreement: This Offer Letter, together with the agreements specifically referred to herein (Attachments A-E), embodies the entire agreement and understanding between the parties hereto with respect to the subject matter hereof, and supersedes all prior oral or written agreements and understandings relating to the subject matter hereof. The terms of this Offer Letter may be amended only by written agreement executed by the parties, and may be waived only by a written document executed by the party entitled to the benefits of such terms. The Company may assign its rights and obligations hereunder to any person or entity that succeeds to all or substantially all of the Company’s business. You may not assign your rights and obligations hereunder without the prior written consent of the Company and any such attempted assignment by you without the prior written consent of the Company will be void. This Offer Letter and the rights and obligations of the parties hereunder will be construed in accordance with and governed by the internal law of the State of Colorado, without giving effect to the conflict of law principles thereof. By accepting this offer of employment, you agree that any action, demand, claim or counterclaim in connection with any aspect of your employment with the Company, or any separation of employment from the Company, will be brought in the courts of the State of Colorado or of the United States for the District of Colorado.

16. Electronic Delivery. The Company may, in its sole discretion, decide to deliver any documents or notices related to this Agreement, securities of the Company or any of its affiliates or any other matter, including documents and/or notices required to be delivered to you by applicable securities law or any other law or the Company’s Certificate of Incorporation or Bylaws by email or any other electronic means. You hereby consent to (i) conduct business electronically (ii) receive such documents and notices by such electronic delivery and (iii) sign documents electronically and agree to participate through an on-line or electronic system established and maintained by the Company or a third party designated by the Company.

Kevin, I look forward to your joining York and to working together. Please indicate your acceptance of this offer of employment by signing below.

Very truly yours,

/s/ Dirk Wallinger

Dirk Wallinger
Chief Executive Officer

The foregoing correctly sets forth the terms of my employment with York Space Systems, LLC.

/s/ Kevin Messerle
Kevin Messerle Date:

York Space Systems 1449

7th St, Suite 425

Denver, CO 80204

September 3, 2021

Mr. Kevin Messerle

Dear Kevin:

As you recall, on or about March 27, 2021, you entered into an Executive Employment Agreement (the “Employment Agreement”) setting forth the terms and conditions of your employment with York Space Systems, LLC (the “Company”). You and the Company now wish to amend Section 5 of the Employment Agreement. As a result, in consideration of the mutual promises contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Section 5 of your Employment Agreement shall be amended as follows:

5. Equity. Pursuant to the terms of York Space Systems, LLC 2016 Equity Incentive Plan (the “Plan”), as amended and restated, and as may be amended hereafter and as attached hereto as Attachment B, as applicable, and subject to the approval of the Board, you will receive a 0.5% Economic Interest Award (the “Award”). As set forth in the Plan, the Award Agreement, the Limited Liability Company Operating Agreement for York Space Systems, LLC, as amended and restated, and/or such other applicable agreement, one-third or 33 1⁄3 of the Award shall vest on the first anniversary of your Start Date, and the remaining two-thirds or approximately 66.7% will vest as follows: one-third or 33 1⁄3% will vest each year in four quarterly installments beginning on the anniversary of the Start Date for the following 2 years, provided that you remain in your role as Chief Financial Officer with Company on the vesting date (except as otherwise provided in such agreement or the Plan). This vesting schedule is subject to acceleration in the event of (x) a “Change in Control” as set forth in the Plan, or (y) as permitted by the Plan, the Company balance sheet containing the addition of at least $150,000,000 of cash or cash equivalents not associated with the Company’s normal operations under executed services and/or hardware contracts current or future. In addition to the 0.5% Economic Interest Award described above, you will receive a fully vested 0.5% Economic Interest Award upon the earliest to occur of (i) the Company balance sheet containing the addition of at least $150,000,000 of cash or cash equivalents not associated with the Company’s normal operations under executed services and/or hardware contracts current or future, (ii) a “Change in Control” event described in Section 10 below, or (iii) December 31, 2024. The Awards described herein shall be evidenced in writing by, and subject to the terms and conditions of, the Plan and Company’s standard form of equity award agreement. In addition to the two 0.5% Economic Interest awards described in this Section, you will also be eligible to receive, consistent with the terms of the Plan, any annual long term incentive equity awards on substantially the same basis as they may be made available to other senior executives of the Company. You acknowledge and agree that termination of or failure to maintain employment for any reason shall result in forfeiture of any unvested portion of the Award that does not vest due to termination or separation from employment for any reason and prior to any anniversary of the Start Date.

Except as amended above, the Employment Agreement remains unmodified and in full force and effect. This amendment may be executed in counterparts, which shall collectively constitute an original. Signatures delivered via PDF or in electronic format shall be sufficient to bind both you and the Company.

Thank you for your continued service to the Company.

YORK SPACE SYSTEMS

By:	/s/ Dirk Wallinger
Name:	Dirk Wallinger
Its:	Chief Executive Officer

Agreed and Acknowledged:

By:	/s/ Kevin Messerle
Name:	Kevin Messerle